                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [No Fee Required]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                      or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [No Fee Required]


For the transition period from ______________ to _____________


COMMISSION FILE NUMBER 33-91238
                       --------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           XPRE$$AVINGS 401(K) PLAN

         b. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         U.S. XPRESS ENTERPRISES, INC.
                           2931 SOUTH MARKET STREET
                         CHATTANOOGA, TENNESSEE 37410

                           XPRE$$AVINGS 401(k) PLAN

                      FINANCIAL STATEMENTS AND SCHEDULES
                       AS OF DECEMBER 31, 1997 AND 1996
                                 TOGETHER WITH
                               Auditors' Report

                            XPRE$$AVINGS 401(k) PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996

                               TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS
     Statement of Net Assets Available for Benefits, With Fund
     Information--December 31, 1997

     Statement of Net Assets Available for Benefits, With Fund
     Information--December 31, 1996

     Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended December 31, 1997

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SUPPLEMENTAL SCHEDULES
     Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--December 31, 1997

     Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE PLAN ADMINISTRATOR OF THE
XPRE$$AVINGS 401(k) PLAN:

We have audited the accompanying statements of net assets available for benefits, with fund information, of the XPRE$$AVINGS 401(k) PLAN as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund.

The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP


Chattanooga, Tennessee
May 29, 1998

                            XPRE$$AVINGS 401(k) PLAN


                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION

                               DECEMBER 31, 1997

                                                                          PARTICIPANT DIRECTED
                                                 --------------------------------------------------------------------
                                                                                                          SUNTRUST
                                                  TWENTIETH       STI CLASSIC        STI CLASSIC          EMPLOYEE
                                                   CENTURY          BALANCED          CAPITAL          BENEFIT STABLE
                                                 ULTRA FUND          FUND            GROWTH FUND         ASSET FUND
                                                 ----------      -------------     --------------     ---------------
ASSETS:
 Investments, at fair value:
   Mutual funds                                  $1,972,777         $852,485          $1,304,036           $        0
   Common trust fund                                      0                0                   0            2,406,948
   Company stock                                          0                0                   0                    0
   Participant loans                                      0                0                   0                    0
                                                 ----------         --------          ----------           ----------
       Total investments                          1,972,777          852,485           1,304,036            2,406,948
 Contributions receivable                           137,396           65,665              99,220              135,976
                                                 ----------         --------          ----------           ----------
       Total assets                               2,110,173          918,150           1,403,256            2,542,924
                                                 ----------         --------          ----------           ----------
LIABILITIES:
 Excess contributions payable                         9,936            1,797               5,775                  319
                                                 ----------         --------          ----------           ----------
NET ASSETS AVAILABLE FOR BENEFITS                $2,100,237         $916,353          $1,397,481           $2,542,605
                                                 ==========         ========          ==========           ==========

                                                                      NON-
                                                PARTICIPANT        PARTICIPANT
                                                  DIRECTED          DIRECTED
                                                -----------        -----------

                                                U.S. XPRESS
                                                ENTERPRISES        PARTICIPANT
                                                STOCK FUND            LOANS            TOTAL
                                                -----------        -----------      -----------
ASSETS:
 Investments, at fair value:
   Mutual funds                                   $      0          $      0       $4,129,298
   Common trust fund                                     0                 0        2,406,948
   Company stock                                   451,222                 0          451,222
   Participant loans                                     0           372,181          372,181
                                                  --------          --------       ----------
       Total investments                           451,222           372,181        7,359,649
 Contributions receivable                           43,261                 0          481,518
                                                  --------          --------       ----------
       Total assets                                494,483           372,181        7,841,167
                                                  --------          --------       ----------
LIABILITIES:
 Excess contributions payable                        1,062                 0           18,889
                                                  --------          --------       ----------
NET ASSETS AVAILABLE FOR BENEFITS                 $493,421          $372,181       $7,822,278
                                                  ========          ========       ==========


         The accompanying notes are an integral part of this statement.

                           XPRE$$AVINGS 401(k) PLAN


                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION

                               DECEMBER 31, 1996

                                                                          PARTICIPANT DIRECTED
                                                 --------------------------------------------------------------------
                                                                                                          SUNTRUST
                                                  TWENTIETH       STI CLASSIC        STI CLASSIC          EMPLOYEE
                                                   CENTURY          BALANCED          CAPITAL          BENEFIT STABLE
                                                 ULTRA FUND          FUND            GROWTH FUND         ASSET FUND
                                                 ----------      -------------     --------------     ---------------
ASSETS:
 Investments, at fair value:
   Mutual funds                                   $1,200,922         $474,594            $720,873           $        0
   Common trust fund                                       0                0                   0            1,804,507
   Company stock                                           0                0                   0                    0
   Participant loans                                       0                0                   0                    0
                                                   ---------         --------             -------            ---------
       Total investments                           1,200,922          474,594             720,873            1,804,507
 Participant contributions receivable                 22,949            8,453              11,761               24,529
 Cash                                                      0                0                   0                2,819
                                                   ---------         --------             -------            ---------
      Total assets                                 1,223,871          483,047             732,634            1,831,855
                                                  ----------         --------            --------           ----------
NET ASSETS AVAILABLE FOR BENEFITS                 $1,223,871         $483,047            $732,634           $1,831,855
                                                  ==========         ========            ========           ==========

                                                                      NON-
                                                PARTICIPANT        PARTICIPANT
                                                  DIRECTED          DIRECTED
                                                -----------        -----------

                                                U.S. XPRESS
                                                ENTERPRISES        PARTICIPANT
                                                STOCK FUND            LOANS            TOTAL
                                                -----------        -----------      -----------
ASSETS:
 Investments, at fair value:
   Mutual funds                                $      0            $      0          $2,396,389
   Common trust fund                                  0                   0           1,804,507
   Company stock                                159,880                   0             159,880
   Participant loans                                  0             190,418             190,418
                                               --------            --------          ----------
       Total investments                        159,880             190,418           4,551,194
 Participant contributions receivable             3,530                   0              71,222
 Cash                                                 0                   0               2,819
                                               --------            --------          ----------
       Total assets                             163,410             190,418           4,625,235
                                               --------            --------          ----------
NET ASSETS AVAILABLE FOR BENEFITS              $163,410            $190,418          $4,625,235
                                               ========            ========          ==========


         The accompanying notes are an integral part of this statement.

                            XPRE$$AVINGS 401(K) PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                       PARTICIPANT DIRECTED
                                                              -------------------------------------------------------------
                                                                                                                SUNTRUST
                                                               TWENTIETH    STI CLASSIC      STI CLASSIC        EMPLOYEE
                                                                CENTURY       BALANCED        CAPITAL        BENEFIT STABLE
                                                              ULTRA FUND       FUND          GROWTH FUND       ASSET FUND
                                                             -----------   -------------   --------------   ---------------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
 Participant contributions                                   $  638,014      $287,344        $  398,021        $  681,523
 Employer contributions                                         239,363       108,252           157,375           249,420
 Net appreciation in fair value of investments                        0             0                 0                 0
 Net investment income-registered investment companies          287,741       118,358           248,648                 0
 Net investment income-common trusts                                  0             0                 0           164,477
                                                             ----------      --------        ----------        ----------
         Total additions                                      1,165,118       513,954           804,044         1,095,420

BENEFITS PAID TO PARTICIPANTS                                   192,478        77,884           105,346           311,264

LOANS TO PARTICIPANTS                                           (77,339)      (38,288)          (51,412)         (165,937)

LOAN PAYMENTS                                                    40,952        15,290            17,340            65,569

INTERFUND TRANSFERS                                             (59,887)       20,234               221            26,962
                                                             ----------      --------        ----------        ----------
NET INCREASE                                                    876,366       433,306           664,847           710,750

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                            1,223,871       483,047           732,634         1,831,855
                                                             ----------      --------        ----------        ----------
 End of year                                                 $2,100,237      $916,353        $1,397,481        $2,542,605
                                                             ==========      ========        ==========        ==========

                                                                                     NON-
                                                               PARTICIPANT        PARTICIPANT
                                                                 DIRECTED          DIRECTED
                                                               -----------        -----------

                                                               U.S. XPRESS
                                                               ENTERPRISES        PARTICIPANT
                                                               STOCK FUND            LOANS            TOTAL
                                                               -----------        -----------      -----------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
 Participant contributions                                      $190,608          $       0         $2,195,510
 Employer contributions                                           64,293                  0            818,703
 Net appreciation in fair value of investments                    94,056                  0             94,056
 Net investment income-registered investment companies                 0                  0            654,747
 Net investment income-common trusts                                   0                  0            164,477
                                                                --------          ---------         ----------
         Total additions                                         348,957                  0          3,927,493

BENEFITS PAID TO PARTICIPANTS                                     18,184             25,294            730,450

LOANS TO PARTICIPANTS                                            (20,019)           352,995                  0

LOAN PAYMENTS                                                      6,787           (145,938)                 0

INTERFUND TRANSFERS                                               12,470                  0                  0
                                                                --------          ---------         ----------
NET INCREASE                                                     330,011            181,763          3,197,043

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                               163,410            190,418          4,625,235
                                                                --------          ---------         ----------
 End of year                                                    $493,421          $ 372,181         $7,822,278
                                                                ========          =========         ==========


         The accompanying notes are an integral part of this statement.

                           XPRE$$AVINGS 401(K) PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                          DECEMBER 31, 1997 AND 1996

1. PLAN DESCRIPTION

   The following description of the Xpre$$avings 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

   GENERAL

   The Plan is a defined contribution plan established January 1, 1993, by U.S. Xpress Enterprises, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

   Until September 30, 1997, employees were eligible to participate in the Plan when they had completed one year of service, as defined in the plan document, and had attained age 21. Effective October 1, 1997, the one year of service requirement for eligibility was reduced to six months.

   CONTRIBUTIONS

   Until September 30, 1997, eligible employees could make before-tax contributions up to 6% of compensation, as defined in the plan document, limited by requirements of the IRC. Effective October 1, 1997, the before-tax contribution limit was raised to 12%. Eligible employees can, in addition, make after-tax contributions up to 10% of compensation, as defined in the plan document, limited by requirements of the IRC. The Company provides a matching contribution equal to 50% of each participant's before-tax contribution up to a maximum of 6%. The Company does not match after-tax contributions.

   VESTING

   Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions and earnings thereon is based on years of service. A participant vests according to the following schedule:

          YEARS OF SERVICE                                    % VESTED
          ----------------                                     ------
   Less than two years of service                                 0%
   Two but not three years of service                            30
   Three but not four years of service                           65
   Four or more years of service                                100

   For vesting purposes, years of service are counted from the later of a participant's date of hire or the effective date of the Plan (January 1, 1993).

   Participants automatically become 100% vested in employer contributions upon attainment of retirement age, as defined in the plan document, or termination due to death or total disability.

   At December 31, 1997 and 1996, forfeited nonvested accounts totaled $51,200 and $24,700, respectively. These accounts will be used to reduce future employer contributions. No forfeitures were used to reduce employer contributions in 1997.

   BENEFITS

   Upon termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution.

   PARTICIPANT ACCOUNTS

   Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, expenses, the Company's contribution, and the participant's contribution. Allocations of income are based on individual participant account balances in proportion to total participant account balances.

   INVESTMENT OPTIONS

   Participants direct contributions, including employer matching contributions, into the following investment options in 5% increments. Participants may change their investment elections daily. A description of each investment option is provided below:

   . Twentieth Century Ultra Fund              This fund invests primarily in
                                               equities. The fund's primary
                                               objective is capital growth over
                                               time. During 1997, Twentieth
                                               Century Investors merged with The
                                               Benham Group to form American
                                               Century Mutual Funds. The fund
                                               name was unchanged as a result of
                                               the merger.

   . STI Classic Balanced Fund                 This fund seeks to provide
                                               capital appreciation and current
                                               income by investing primarily in
                                               common stocks, preferred stocks,
                                               and investment-grade fixed income
                                               securities.

   . STI Classic Capital Growth Fund           This fund invests primarily in a
                                               diversified portfolio of common
                                               stocks, which, in the opinion of
                                               the fund manager, have potential
                                               for capital appreciation.

   . SunTrust Employee Benefit Stable Asset    This fund is an actively managed
     Fund                                      portfolio of insurance company-
                                               guaranteed investment contracts
                                               and short-term money market
                                               investments. The fund seeks to
                                               maximize current income and
                                               maintain a high degree of
                                               liquidity.

   . U.S. Xpress Enterprises Stock Fund        This fund invests principally in
                                               U.S. Xpress Enterprises common
                                               stock.

   Investments in the U.S. Xpress Enterprises Stock Fund are assigned units of participation. The unit value of the U.S. Xpress Enterprises Stock Fund is determined daily based on the fair market value of the underlying net assets. The total units assigned to participants at December 31, 1997 and 1996 were 24,142 and 11,613, respectively. The unit value at December 31, 1997 and 1996 was $18.69 and $13.76, respectively.

   PARTICIPANT LOANS

   Subject to approval, participants can secure a loan from the Plan against their account balance up to the lesser of 50% of their vested account balance or $50,000. The minimum loan amount allowed is $1,000. Loans may generally be repaid over one to five years. Loans must be repaid through automatic payroll deductions unless otherwise provided by the plan administrator. The interest rate is determined by the trustee based on current market conditions and is fixed over the life of the note.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING

   The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the net assets available for benefits and the changes therein. Actual results could differ from these estimates.

   INCOME RECOGNITION

   Investment income is recorded as earned on the accrual basis. Net realized gains (losses) and unrealized appreciation (depreciation) are presented in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

   INVESTMENT VALUATION

   Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. The SunTrust Employee Benefit Stable Asset Fund is at contract value, which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis.

   ADMINISTRATIVE EXPENSES

   For the year ended December 31, 1997, the participants paid loan processing fees, which are reflected in loans to participants on the statement of changes in net assets available for benefits. The Company paid all other administrative expenses of the Plan.

3. TAX STATUS

   The Plan obtained its latest determination letter on September 27, 1995 in which the Internal Revenue Service stated that the Plan, as amended and restated August 30, 1994, was in compliance with the applicable design requirements of the IRC. The Plan has been amended since that date. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, management believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 1997 and 1996.

4. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

5. RECONCILIATION TO FORM 5500

   As of December 31, 1997, the Plan had $386,764 of pending distributions to participants who elected to withdraw from the Plan. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with generally accepted accounting principles.

   The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1997:

                                                        BENEFITS                          NET ASSETS
                                                       PAYABLE TO         BENEFITS         AVAILABLE
                                                      PARTICIPANTS          PAID         FOR BENEFITS
                                                      ------------      ------------     ------------
Per financial statements                                $      0         $  730,450        $7,822,278
1997 accrued benefit payments                            386,764            386,764          (386,764)
                                                        --------         ----------        ----------
Per Form 5500                                           $386,764         $1,117,214        $7,435,514
                                                        ========         ==========        ==========

                                                                      EXHIBIT I

                            XPRE$$AVINGS 401(K) PLAN


           ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1997


          (EMPLOYER IDENTIFICATION NUMBER 62-1378182, PLAN NUMBER 001)

  IDENTITY OF ISSUER, BORROWER,           DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE,                        CURRENT
    LESSOR, OR SIMILAR PARTY           RATE OF INTEREST, COLLATERAL, AND PAR OR MATURITY VALUE          COST          VALUE
--------------------------------     ------------------------------------------------------------    ----------    -----------
 American Century Mutual Funds       Twentieth Century Ultra Fund                                    $2,035,162    $1,972,777
*SunBank Capital Management, N.A.    STI Classic Balanced Fund                                          816,330       852,485
*SunBank Capital Management, N.A.    STI Classic Capital Growth Fund                                  1,278,980     1,304,036
*SunBank Capital Management, N.A.    SunTrust Employee Benefit Stable Asset Fund                      2,203,663     2,406,948
*U.S. Xpress Enterprises, Inc.       U.S. Xpress Enterprises Stock Fund                                 314,644       451,222
*The Plan                            Loans to participants, with interest rates from 10% to 11.6%       372,181       372,181
                                                                                                     ----------    ----------
                                                                                                     $7,020,960    $7,359,649
                                                                                                     ==========    ==========

                        *Indicates a party-in-interest.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                            XPRE$$AVINGS 401(K) PLAN


               ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (A)

                      FOR THE YEAR ENDED DECEMBER 31, 1997


         (EMPLOYER IDENTIFICATION NUMBER  62-1378182, PLAN NUMBER 001)

                                                                                                   PURCHASES
                                                                                      ---------------------------------
                                                                                                     PURCHASE PRICE AND
                                      DESCRIPTION OF INVESTMENTS, INCLUDING                           CURRENT VALUE OF
                                      MATURITY DATE, RATE OF INTEREST,                  NUMBER OF        ASSET ON
IDENTITY OF PARTY INVOLVED            COLLATERAL, AND PAR OR MATURITY VALUE           TRANSACTIONS   TRANSACTION DATE(B)
--------------------------------      --------------------------------------------    ------------   ------------------
 American Century Mutual Funds        Twentieth Century Ultra Fund                         234           $1,277,722
*SunBank Capital Management, N.A.     STI Classic Balanced Fund                            199              484,118
*SunBank Capital Management, N.A.     STI Classic Capital Growth Fund                      237              730,087
*SunBank Capital Management, N.A.     SunTrust Employee Benefit Stable Asset Fund          289            1,033,141
*U.S. Xpress Enterprises, Inc.        U.S. Xpress Enterprises Stock Fund                   159              276,873
*The Plan                             Participant Loans                                     88              352,995

                                                                                                        SALES
                                                                                  -------------------------------------------------
                                                                                                    SELLING
                                                                                                   PRICE AND
                                                                                                 CURRENT VALUE
                                   DESCRIPTION OF INVESTMENTS, INCLUDING                          OF ASSET ON
                                   MATURITY DATE, RATE OF INTEREST,                NUMBER OF      TRANSACTION    COST OF     NET
IDENTITY OF PARTY INVOLVED         COLLATERAL, AND PAR OR MATURITY VALUE          TRANSACTIONS      DATE (B)     ASSETS      GAIN
--------------------------------   --------------------------------------------   ------------   -------------   --------   -------
 American Century Mutual Funds     Twentieth Century Ultra Fund                       195           $398,647     $337,818   $60,829
*SunBank Capital Management, N.A.  STI Classic Balanced Fund                          141            140,034      128,295    11,739
*SunBank Capital Management, N.A.  STI Classic Capital Growth Fund                    170            195,969      175,632    20,337
*SunBank Capital Management, N.A.  SunTrust Employee Benefit Stable Asset Fund        272            556,285      515,106    41,179
*U.S. Xpress Enterprises, Inc.     U.S. Xpress Enterprises Stock Fund                 72              79,308       53,955    25,353
*The Plan                          Participant Loans                                  154            171,232      171,232         0

                        *Indicates a party-in-interest.

                         (a) Represents a single transaction or a series of
                             transactions in the same security that exceeds 5% of the fair value of plan assets at the beginning of the year.

                         (b) The normal expenses associated with asset purchases
                             and sales are included in the purchase and selling price and, therefore, are not shown separately.

         The accompanying notes are an integral part of this schedule.

                             REQUIRED INFORMATION


The U.S. Xpress Enterprises, Inc. XPRE$$AVINGS 401(K) PLAN (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1997 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix I and incorporated herein by this reference.

The consent of Arthur Andersen LLP is included in Appendix I to this annual report.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   U.S. XPRE$$ ENTERPRISES, INC.
                                   XPRE$$AVINGS 401(K) PLAN




                                   By: /s/ Ray M. Harlin
                                       ---------------------------------------
                                       Member of U.S. Xpress Enterprises, Inc.
                                       Pension Committee



Date: June 29, 1998